Mercedes-Benz Auto Receivables Trust 2012-1
Investor Report
Collection Period Ended   31-Oct-2015

Amounts in USD

Dates

Collection Period No.	38	
Collection Period (from... to)	1-Oct-2015	31-Oct-2015
Determination Date	12-Nov-2015	
Record Date	13-Nov-2015	
Distribution Date	16-Nov-2015	
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2015	16-Nov-2015 Actual/360 Days 32
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2015	15-Nov-2015 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	146,500,000.00	117,227,351.75	102,366,054.33	14,861,297.42	101.442303	0.698744
Total Note Balance	**1,546,500,000.00**	**117,227,351.75**	**102,366,054.33**	**14,861,297.42**		

Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47	
Adjusted Pool Balance	1,594,374,327.63	173,030,453.22	158,169,155.80	
Yield Supplement Overcollateralization Amount	56,491,714.15	5,525,820.37	4,976,600.13	
Pool Balance	**1,650,866,041.78**	**178,556,273.59**	**163,145,755.93**	

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.470000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	0.610000%	59,590.57	0.406762	14,920,887.99	101.849065
Total		**$59,590.57**		**$14,920,887.99**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	15,317,457.63	(1) Total Servicing Fee	148,796.89
Interest Collections	402,484.43	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	478.12	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	82,590.76	(3) Interest Distributable Amount Class A Notes	59,590.57
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	158.42	(6) Regular Principal Distributable Amount	14,861,297.42
Available Collections	**15,803,169.36**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**15,803,169.36**	(9) Excess Collections to Certificateholders	733,484.48
		Total Distribution	**15,803,169.36**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	148,796.89	148,796.89	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	59,590.57	59,590.57	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	59,590.57	59,590.57	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	59,590.57	59,590.57	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	14,861,297.42	14,861,297.42	0.00
Aggregate Principal Distributable Amount	14,861,297.42	14,861,297.42	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	33.86
minus Net Investment Earnings	33.86
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	33.86
Net Investment Earnings on the Collection Account	124.56
Investment Earnings for the Collection Period	158.42

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sale and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on November 16, 2015 (the "Redemption Date") and has deposited $102,366,054.33 into the note payment account to redeem the balance of the Class A-4 Notes. Therefore, pursuant to Section 10.1 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	178.556.273.59	17.988
Principal Collections	10,653,671.98	
Principal Collections attributable to Full Pay-offs	4,663,785.65	
Principal Purchase Amounts	0.00	
Principal Gross Losses	93,060.03	
Pool Balance end of Collection Period	163,145,755.93	17,135
Pool Factor	9.88%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.70%
Weighted Average Number of Remaining Payments	47.48	17.92
Weighted Average Seasoning (months)	13.98	47.77

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	161,194,059.20	16,985	98.80%
31-60 Days Delinquent	1,443,346.99	112	0.88%
61-90 Days Delinquent	306,471.14	25	0.19%
91-120 Days Delinquent	201,878.60	13	0.12%
Total	163,145,755.93	17,135	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	93,060.03
Principal Net Liquidation Proceeds	235.48
Principal Recoveries	81,298.59
Principal Net Losses	11,525.96
Cumulative Principal Net Losses	3,407,463.09
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.206%